Mail Stop 3561

August 8, 2006

Angeliki Frangou
Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miouli Street
Piraeus, Greece 18538

Re: Navios Maritime Holdings Inc.
Amendment No. 6 to Registration Statement on Form F-1
Filed on July 28, 2006
File No. 333-129382

Dear Mr. Frangou,

        We have reviewed your Amendment No. 6 to Registration Statement on Form F-1 filed on July 28, 2006 and have the following additional comments.

Form F-1

Prospectus Summary, page 2

1.   We note your responses to comments 1 and 2 of our letter dated July 20, 2006 and reissue the comments, in part. Please provide us with an analysis regarding why the reduction in exercise price of the warrants for a particular group of investors was consistent with the tender offer rules. Ensure that your response discusses the material terms of the agreement you reached with the warrantholders, including whether your offer to reduce the exercise price for the warrants was open for a specified period of time or whether the company unilaterally decided to reduce the exercise price of the warrants.

2.   As a follow-up to the comment above, please file the agreement regarding the reduction in exercise price as an exhibit to your next amendment. See Item 601(b)(10) of Regulation S-K.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Tress at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3454 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile
Kenneth Koch (Mintz Levin)